Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

November 6, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 6, 2023, The Nasdaq Stock Market (the "Exchange") received from Linde plc (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares

(€0.001 nominal value per share)

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

Eun Ah Choi